UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Metros Development Co., Ltd.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

J8660E 103
(CUSIP Number)

Yoshihiro Koshiba c/o K-ASSET Co., Ltd. Ginza Sanno Building 7F 4-10-10 Ginza, Chuo-ku Tokyo, Japan 104-0061 Phone: 81 90 3697 3022
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. J8660E103

1	NAMES OF REPORTING PERSON Yoshihiro Koshiba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.43% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 49,000,000 shares of Common Stock outstanding as set forth in the Pre-Effective Amendment No. 3 to Registration Statement on Form F-1 of the Company, filed with the Commission on December 26, 2023.

CUSIP No. J8660E103

1	NAMES OF REPORTING PERSON K-ASSET Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.22% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on 49,000,000 shares of Common Stock outstanding as set forth in the Pre-Effective Amendment No. 3 to Registration Statement on Form F-1 of the Company, filed with the Commission on December 26, 2023.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the shares of Common Stock of Metros Development Co., Ltd., a Japanese joint-stock company (kabushiki kaisha, hereinafter the “Issuer”), with its principal executive offices located at Tolerance Ginza Building 6F, 3-9-7, Ginza, Chuo-ku, Tokyo 1040061, Japan. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

This Schedule 13D (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Yoshihiro Koshiba and K-ASSET Co., Ltd.

K-Asset Co., Ltd., a Japanese joint-stock company (kabushiki kaisha) is 100% owned by Yoshihiro Koshiba, the Chief Executive Officer of Metros Development Co., Ltd., a Japanese joint-stock company (kabushiki kaisha).

(a) – (c), (f)

The Reporting Person is a citizen of Japan. The Reporting Person’s principal occupation is the Issuer’s Chief Executive Officer, President and a member of the Issuer’s Board of Directors, and his business address is the address of the Issuer’s principal offices above.

(d) - (e)

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to purchase its shares of Common Stock. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Person is the Issuer’s Chief Executive Officer, President and a member of the Issuer’s Board of Directors as of the date of this Schedule 13D.

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the shares of Common Stock or otherwise, he may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based upon 49,000,000 shares of Common Stock outstanding as set forth in the Pre-Effective Amendment No. 3 to Registration Statement on Form F-1 of the Company, filed with the Commission on December 26, 2023.

As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 35,000,000 shares of Common Stock.

(c) Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the forthcoming initial public offering of the Company’s Common Stock, the Reporting Person has agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Common Stock for a period of twelve (12) months following the closing of such initial public offering (the “Lock-Up Period”), subject to certain exceptions. In particular, Company representatives may engage in certain stabilization activities. Company representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock-Up Period. When determining whether or not to release shares from the lock-up agreements, Company representatives will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

Yoshiro Koshiba

03/01/2024
Date

/s/ Yoshihiro Koshiba
Signature

Yoshihiro Koshiba/Individually
Name/Title

K-ASSET Co., Ltd.

03/01/2024
Date

/s/ Yoshihiro Koshiba
Signature

Yoshihiro Koshiba/Chief Executive Officer
Name/Title

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares, no par value per share, of Metros Development Co., Ltd., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 1, 2024

Yoshiro Koshiba

03/01/2024
Date

/s/ Yoshihiro Koshiba
Signature

Yoshihiro Koshiba/Individually
Name/Title

K-ASSET Co., Ltd.

03/01/2024
Date

/s/ Yoshihiro Koshiba
Signature

Yoshihiro Koshiba/Chief Executive Officer
Name/Title